CUSIP 172736100             13D






                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 2)


                        Circon Corporation
                         (Name of Issuer)

                    Common Stock ($0.01 par value)
                    (Title of Class of Securities)


                             172736100
                           (CUSIP Number)


                           Michael F. Price
                    Franklin Mutual Advisers, Inc.
                     51 John F. Kennedy Parkway
                    Short Hills, New Jersey 07078
                           (201) 912-2010

      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)



                          June 10, 1997
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or
(4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Mutual Advisers, Inc.
    22-3463202

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    330,000 (See Item 5)


8.  SHARED VOTING POWER


9.  SOLE DISPOSITIVE POWER

    330,000 (See Item 5)


10. SHARED DISPOSITIVE POWER


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    330,000 (See Item 5)


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES [ ]


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    2.5%


14. TYPE OF REPORTING PERSON          IA


1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Resources, Inc.
    13-2670991

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    (See Item 5)

8.  SHARED VOTING POWER

    (See Item 5)

9.  SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    330,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    2.5%

14. TYPE OF REPORTING PERSON      HC

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Charles B. Johnson
    ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    (See Item 5)

8.  SHARED VOTING POWER

    (See Item 5)

9.  SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    330,000  (See Item 5)


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    2.5%

14. TYPE OF REPORTING PERSON     HC (See Item 5)


1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Rupert H. Johnson, Jr.
    ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    (See Item 5)

8.  SHARED VOTING POWER

    (See Item 5)

9.  SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    330,000 (See Item 5)


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    2.5%

14. TYPE OF REPORTING PERSON      HC (See Item 5)

Item 5 and Exhibit B of Item 7 of the Schedule 13D, initially filed on August 30, 1996, and amended on November 11, 1996, are hereby amended and restated as follows:

Item 5.

(a-b) One or more of FMAI's advisory clients is the owner of 330,000 shares of the Common Stock representing approximately 2.5% of the outstanding shares of Common Stock. Since FMAI's advisory contracts with its clients grant to FMAI sole voting and investment power over the securities owned by its advisory clients, FMAI may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act (the "1934 Act"), the beneficial owner of the securities covered by this statement.

FMAI is a wholly-owned subsidiary of Franklin Resources, Inc. ("FRI"). Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding Common Stock of FRI and are the principal shareholders of FRI. FRI and the Principal Shareholders therefore may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act, the beneficial owner of securities held by persons and entities advised by FRI subsidiaries. However, no investment advisory personnel of FRI subsidiaries other than FMAI are involved in the investment management decisions of FMAI. Moreover, FMAI, FRI and the Principal Shareholders each disclaim any economic interest or beneficial ownership in any of the securities covered by this statement owned by advisory clients of FRI subsidiaries.

Furthermore, FRI, FMAI, and the Principal Shareholders are of the view that they are not acting as a "group" for purposes of Section 13(d) under the 1934 Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by FRI subsidiaries.

(c) Exhibit B-1 sets forth all transactions in the shares of the Common Stock within the past sixty days.

(d) No person other than respective advisory clients of FMAI have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the securities being reported herein.

(e) The reporting persons ceased having attributable beneficial ownership of more than 5% on June 16, 1997.


Item 7. Materials to be Filed as Exhibits

Exhibit B-1  Summary of Transactions Within the Last Sixty Days

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


June 17, 1997

S\LESLIE M. KRATTER




Leslie M. Kratter
Franklin Mutual Advisers, Inc.
Secretary


S\CHARLES B. JOHNSON
S\LESLIE M. KRATTER




By: Leslie M. Kratter
Attorney in Fact pursuant to
Power of Attorney for Charles B. Johnson
as attached to this Schedule 13D


S\RUPERT H. JOHNSON, JR.
S\LESLIE M. KRATTER




By: Leslie M. Kratter
Attorney in Fact pursuant to
Power of Attorney for Rupert H. Johnson, Jr.
as attached to this Schedule 13D


S\LESLIE M. KRATTER




Leslie M. Kratter
Franklin Resources, Inc.
Vice President
& Assistant Secretary

POWER OF ATTORNEY

CHARLES B. JOHNSON hereby appoints LESLIE M. KRATTER his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer, director or shareholder of Franklin Resources, Inc. and granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

S\CHARLES B. JOHNSON



POWER OF ATTORNEY

RUPERT H. JOHNSON, JR. hereby appoints LESLIE M. KRATTER his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer director or shareholder of Franklin Resources, Inc. and granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

S\RUPERT H. JOHNSON, JR.

JOINT FILING AGREEMENT

       In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on
Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

       IN WITNESS WHEREOF, the undersigned hereby execute this agreement on
June 17, 1997.

S\LESLIE M. KRATTER




Leslie M. Kratter
Franklin Mutual Advisers, Inc.
Secretary


S\CHARLES B. JOHNSON
S\LESLIE M. KRATTER




By: Leslie M. Kratter
Attorney in Fact pursuant to
Power of Attorney for Charles B. Johnson
as attached to this Schedule 13D


S\RUPERT H. JOHNSON, JR.
S\LESLIE M. KRATTER




By: Leslie M. Kratter
Attorney in Fact pursuant to
Power of Attorney for Rupert H. Johnson, Jr.
as attached to this Schedule 13D


S\LESLIE M. KRATTER




Leslie M. Kratter
Franklin Resources, Inc.
Vice President
& Assistant Secretary

Exhibit B-1
Summary of Transactions Within the Last Sixty Days

Date      Buy/Sell  No. of Shares  Price
6/16/97   sell      70,000         $13.4375
6/16/97   sell      50,000          13.366
6/16/97   sell     100,000          13.366
6/16/97   sell     129,800          13.366
6/16/97   sell      44,400          13.366
6/13/97   sell      12,500          12.875
6/11/97   sell      20,000          13.0625
6/10/97   sell      25,000          13.05
6/10/97   sell      19,000          13.0822
6/09/97   sell       5,000          13.50
6/09/97   sell      11,000          13.3409
6/06/97   sell       1,000          13.50
6/02/97   sell      10,000          12.75
5/28/97   sell       7,400          12.875
5/21/97   sell       6,000          13.00
5/14/97   sell      10,000          13.00
5/13/97   sell      26,000          12.875
5/13/97   sell      10,000          13.00
3/21/97   sell      33,200          14.1875
3/21/97   sell      10,000          14.1875